EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

BEGINNING BALANCE			11,058,668

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 4, 2002	20,000	19,707	11,078,375
March 5, 2002	60,000	45,934	11,124,309
March 12, 2002	20,000	14,799	11,139,108
April 17, 2002	1,128,368	686,278	11,825,386
August 30, 2002	10	1	11,825,387

Net Loss for the period	$1,327,159
Weighted average shares	11,825,387
Net Loss per share	$(0.11)